UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended June 30, 2015

TABLE OF CONTENTS

Item 1. Selected Financial Data	3
Item 2. Quarterly Business Review	7
Item 3. Quantitative and Qualitative Disclosures About Market Risks	12
Signatures	14

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	June 30, 2015	March 31,
	(Unaudited)	2015
ASSETS	$	$
Current assets
Cash and cash equivalents	884,247	1,028,381
Accounts receivable, net	67,031	63,533
Investment tax credits receivable Other tax credits	345,520 67,463	300,404 53,570
Prepaid expenses	9,611	12,976
	1,373,872	1,458,864
Long term deposit Investment Intangible assets	- 20,843 2,003	- 788 4,358
Property and equipment, net	22,892	24,506
	1,419,610	1,488,516
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	47,238	25,309
Accrued liabilities	86,512	87,143
Deferred revenue	188,788	186,034
	322,538	298,486
Deferred rent	13,540	-
Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2015 and March 31, 2015.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2015 and March 31, 2015.	-	-
Common shares, no par value, voting,
Unlimited authorized shares; 143,843,889 shares issued and outstanding as at June 30, 2015 and 143,843,889 as at March 31, 2015.	19,432,795	19,432,795
Additional paid-in capital	2,995,865	2,955,865
Accumulated deficit	(21,031,081)	(20,901,590)
Accumulated other comprehensive income	(274,047)	(297,040)
	1,083,532	1,190,030
	1,419,610	1,488,516

3

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2015	Three months ended June 30, 2014
	$	$
Revenue
Mobile	18,154	72,968
Software	8,982	20,957
Software maintenance and consulting	136,160	200,327
Total revenue	163,296	294,252
Operating expenses
Cost of revenue	24,290	19,148
Selling, general and administrative	192,985	259,608
Research and development	134,420	167,906
Total operating expenses	351,695	446,662

Income (loss) from operations	(188,399)	(152,410)
Other income :
Gain on disposition of assets	-	66,611
Interest income, net	18,238	22,295
Total other income	18,238	88,906
Net income (loss) before income taxes	(170,161)	(63,504)
Income tax benefit	40,670	48,830
Net income (loss)	(129,491)	(14,674)
Basic and fully diluted income (loss) per share	(0.001)	(0.000)
Weighted average number of shares outstanding	143,843,889	135,460,867

4

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2015	Three months ended June 30,2014
	$	$
OPERATING ACTIVITIES
Net income (loss)	(129,491)	(14,674)
Items not involving cash:
Depreciation of property and equipment	2,347	2,969
Amortization of intangible assets	2,033	2,292
Changes in operating working capital
Decrease in accounts receivable	(3,498)	5,485
Increase in investment tax credits receivable	(59,009)	(66,015)
Decrease in prepaid expenses	3,365	3,817
Increase in accounts payable	21,929	(1,980)
Increase (decrease) in accrued liabilities	(631)	(6,464)
Increase (decrease) in deferred rent	13,540	-
Increase (decrease) in deferred revenue	2,754	20,250
Cash flows provided by operating activities	(146,661)	(54,321)
INVESTING ACTIVITIES
Purchase of property and equipment	-	-
Investment in other companies	(20,042)	-
Cash flows provided by (used in) investing activities	(20,042)	-
FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-
Effect of changes in exchange rates on cash and cash equivalents	22,569	131,210
Increase (decrease) in cash	(144,134)	76,889
Cash and cash equivalents, beginning of period	1,028,381	1,386,737
Cash and cash equivalents, end of period	884,247	1,463,626

5

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of June 30, 2015 has been derived from our audited consolidated financial statements for the year ended March 31, 2015. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2015 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month period ended June 30, 2015 are not necessarily indicative of the results to be expected for the full year.

2 – INVESTMENT

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	-
CP4H	187,367	-
LW Capital Pool	10,290	-
Equispheres	20,042	20,042
HostedBizz	1,005	801

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment.

On June 29th, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

6

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2014 has taken an impairment charge equal to the full value of the investment net of the foreign exchange impact.

On April 3, 2014 LW Capital Pool Inc. (“LWCPI”) completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed. Because the business of Tweed is not part of the business ZIM is pursuing, ZIM has categorized the shares of Tweed as available for sale subsequent to year-end.

On April 11, 2014 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

On April 30, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 200 common shares at a price of $20,042.

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month periods ended June 30, 2015 and 2014.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

7

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2015 was $163,296, a decrease from $294,252 for the same period last year. The decrease in revenue resulted from decreases across all business segments caused by the increase value of the US Dollar, a decrease in SMS messaging and the completion of consulting projects in previous quarters.

Net loss for the quarter was $129,491, as compared to a net loss of $14,674 for the quarter ended June 30, 2014. The decrease in net income principally reflects the decreases in sales and the realization of a gain on the sale of ZIM’s investment in the LW Capital Pool in fiscal 2015.

ZIM had cash and cash equivalents of $884,247 at June 30, 2015 as compared to cash and cash equivalents of $1,028,381 at March 31, 2015.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2015 and 2016, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2015.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2015 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2014

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2015 and 2014. The information for the three months ended June 30, 2015, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2015, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

8

REVENUES

	Three months ended June 30, 2015	As a %	Three months ended June 30, 2014	As a %
	$		$
Bulk SMS	18,154	11	72,968	25
	18,154	11	72,968	25
Software	8,982	6	20,957	7
Maintenance and consulting	136,160	83	200,327	68
	163,296	89	221,284	75
Total Revenue	163,296	100	294,252	100

Revenue for the quarter ended June 30, 2015 was $163,296, a decrease from $294,252 for the same period last year. The decrease in revenue resulted from decreases across all business segments caused by the increase value of the US Dollar, a decrease in SMS messaging and the completion of consulting projects in previous quarters.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $20,957 to $$8,982 for the quarters ended June 30, 2015 and 2014, respectively. The decrease in revenue is a result of the decrease in the sale of enterprise software licenses. Maintenance and consulting revenue decreased from $200,327 to $136,160 mainly due to project completions in fiscal 2015.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers and expanding our customer base.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended June 30, 2015 we experienced a lower volume of traffic from our customers using our routes and this resulted in decreased revenue from $72,968 $18,154. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2016.

9

OPERATING EXPENSES

	Three months ended June 30, 2015	Three months ended June 30, 2014	Period to period change
	$	$	$
Cost of revenue	24,290	19,148	5,142
Selling, general and administrative	192,985	259,608	(66,623)
Research and development	134,420	167,906	(33,486)
	351,695	446,662	(94,967)

COST OF REVENUE

	Three months ended June 30, 2015	Three months ended June 30, 2014
	$	$
Mobile
Revenue	18,154	72,968
Cost of revenue	(1,658)	(1,729)
Gross margin	16,496	71,239
Gross margin percentage	91%	98%
Software
Revenue	136,160	200,327
Cost of revenue	(22,632)	(17,419)
Gross margin	113,528	182,908
Gross margin percentage	83%	91%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2015 and June 30, 2014 were $192,985 and $259,608 respectively. The decrease in selling, general and administrative fees is a result of continued focus on cost containment.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2015, and June 30, 2014 the Company recognized compensation expense for employees and consultants of NIL and NIL respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2015 and 2014 were $134,420 and $167,906, respectively. This decreased level of research and development investment is a result of lower staffing levels in the first quarter of fiscal 2016 and the increase strength of the US dollar.

NET INCOME

Net loss for the quarter was $129,491, as compared to a net loss of $14,674 for the quarter ended June 30, 2014. The decrease in net income principally reflects the decrease in sales and the realization of the gain on the sale of ZIM’s investment in the LW Capital Pool in fiscal 2015.

10

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2015, ZIM had cash and cash equivalents of $884,247 and working capital of $1,051,334 as compared to cash and cash equivalents of $1,028,381 and working capital of $1,160,378 at March 31, 2015. This decrease in cash position principally reflects losses in fiscal 2016.

Cash flows for the fiscal periods were as follows:

	Three months ended June 30, 2014	Three months ended June 30, 2014
	$	$
Cash flows provided by operating activities	(146,661)	(54,321)
Cash flows provided by (used in) investing activities	(20,042)	-
Cash flows provided by financing activities	-	-

At June 30, 2015, the Company had a working capital line from its principal banker for approximately $40,083 in addition to a cash and cash equivalent balance of $884,247. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

11

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $884,247 are comprised of $50,352 in cash and $833,895 in cash equivalents. The cash equivalents of $833,895 at June 30, 2015 ($1,028,381 at March 31, 2015) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $125,507 ($156,557 CDN) – Payable on demand

CIBC Wood Gundy at 1.25% - $44,219 ($55,159CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $664,169 – Payable on demand. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2015	March 31, 2015
Canadian dollars	222,785	405,874
US dollars	24,341	50,441
Brazilian reals	2,120,471	2,094,638

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2015	March 31, 2015
Canadian dollars	40,397	21,531
US dollars	5,187	7,492
Brazilian reals	91,686	123,796

Accounts payable include the following amounts payable in their source currency:

	June 30, 2015	March 31, 2015
Canadian dollars	55,884	28,648
US dollars	2,207	545
Brazilian reals	718	6,929

12

Accrued liabilities include the following accruals in their source currency:

	June 30, 2015	March 31, 2015
Canadian dollars	94,481	99,733
Brazilian reals	33,521	27,086

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	June 30, 2015	March 31, 2015
Canada	48%	27%
North America, excluding Canada	8%	12%
South America	44%	61%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

13

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 14, 2015	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 14, 2015	/s/ John Chapman John Chapman, Chief Financial Officer

14